SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Eco-Stim Energy Solutions, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

27888D101
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 50,025,278 shares of Common Stock*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 50,025,278 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 50,025,278 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.27%*
14	TYPE OF REPORTING PERSON IA, CO

* See also the Proxy Right described in Item 4 of the Schedule 13D.

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2017 (the "Original Schedule 13D") as amended by Amendment No. 1 filed with the SEC on June 19, 2017 ("Amendment No. 1"), and as amended by Amendment No. 2 filed with the SEC on July 7, 2017 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the common stock, $0.001 par value (the "Common Stock"), of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated, as follows:

The Reporting Person used a total of $29,060,205.33 to acquire 20,486,492 shares of Common Stock reported in this Schedule 13D. The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of certain Fir Tree Funds.

The Reporting Person acquired an additional 29,538,786 shares of Common Stock upon conversion of the Notes. The Reporting Person used a total of $41,354,301.37 to acquire the Notes. The source of the funds used to acquire the Notes was the working capital of a Fir Tree Fund.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 2, 2017, the Issuer entered into a Common Stock Subscription Agreement (the "Subscription Agreement") with (i) certain Fir Tree Funds and pursuant to which such Fir Tree Funds agreed to purchase an aggregate of 9,456,056 shares of Common Stock, at a price of $1.43 per share, and (ii) certain other purchasers identified on the signature pages thereto (the "Purchasers") pursuant to which such other Purchasers agreed to purchase an aggregate of 10,124,364 shares of Common Stock at a price of $1.43 per share (collectively, the "August 2017 Private Placement"). The August 2017 Private Placement is anticipated to close on August 8, 2017 (the "PIPE Closing Date"), subject to customary closing conditions.

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 4 of 6 Pages

In connection with the August 2017 Private Placement, the Issuer, the Fir Tree Funds and the Purchasers entered into a Registration Rights Agreement as of August 2, 2017 that is to be effective upon the closing of the August 2017 Private Placement (the "PIPE Registration Rights Agreement"). Under the PIPE Registration Rights Agreement, the Issuer agrees to use its reasonable best efforts to file a Registration Statement ("Shelf Registration Statement" as defined in the PIPE Registration Rights Agreement) with the SEC no later than sixty (60) days following the PIPE Closing Date, to be effective no later than one hundred twenty (120) days following the PIPE Closing Date. In addition, the PIPE Registration Rights Agreement provides holders of Registrable Securities (as defined in the PIPE Registration Rights Agreement) piggyback registration rights, subject to certain underwriter cutbacks and issuer blackout periods. The Issuer will pay all fees and expenses relating to the registration and disposition of the Registrable Securities in compliance with the Issuer's obligations under the PIPE Registration Rights Agreement.

In connection with the August 2017 Private Placement, the A&R Registration Rights Agreement is being amended pursuant to a First Amendment to A&R Registration Rights Agreement (the "First Amendment to A&R Registration Rights Agreement") effective upon the PIPE Closing Date, so as to include definitions related to the August 2017 Private Placement, clarify certain clauses set forth in the A&R Registration Rights Agreement with respect to the Shelf Registration Statement as defined in the PIPE Registration Rights Agreement, and to clarify certain aspects of the relationship between the Issuer's obligations under the A&R Registration Rights Agreement and the Issuer's obligations under the PIPE Registration Rights Agreement.

The foregoing descriptions are summaries of the Subscription Agreement, the PIPE Registration Rights Agreement and the First Amendment to A&R Registration Rights Agreement, do not purport to be complete and are qualified in their entireties by reference to the full texts thereof. The Subscription Agreement, the PIPE Registration Rights Agreement and the First Amendment to A&R Registration Rights Agreement which are referenced as Exhibit 10, Exhibit 11 and Exhibit 12 to this Schedule 13D, respectively, and which are filed as Exhibits 10.1, 10.2 and 10.3, respectively, to the Issuer's Current Report on Form 8-K filed with the SEC on August 3, 2017 (the "August 2017 Form 8-K") are incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated, as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person (see also the Proxy Right described in Item 4 of Schedule 13D). The percentages used in this Schedule 13D are calculated based upon an aggregate of 74,363,796 shares of Common Stock outstanding, which is the sum of (i) 54,783,376 shares of Common Stock issued and outstanding as of August 2, 2017, as set forth in the Subscription Agreement and (ii) 19,580,420 shares of Common Stock issuable by the Issuer pursuant to the Subscription Agreement.

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 5 of 6 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition (see also the Proxy Right described in Item 4 of the Schedule 13D).

(c)	Except as set forth in this Amendment No. 3, there have been no transactions in the Common Stock effected by the Reporting Person since the filing of Amendment No. 2.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fir Tree Funds.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

10.	Subscription Agreement (incorporated by reference to Exhibit No. 10.1 to the August 2017 Form 8-K).

11.	PIPE Registration Rights Agreement (incorporated by reference to Exhibit No. 10.2 to the August 2017 Form 8-K).

12.	First Amendment to A&R Registration Rights Agreement (incorporated by reference to Exhibit No. 10.3 to the August 2017 Form 8-K).

CUSIP No. 27888D101	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 4, 2017

FIR TREE INC.

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel